Exhibit 99.41

NEWS RELEASE

BPO PROPERTIES REPORTS FIRST QUARTER 2010 RESULTS
AND ANNOUNCES CLOSING OF REIT TRANSACTION

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, May 3, 2010 – BPO Properties Ltd. (BPP:TSX) today announced that in accordance with International Financial Reporting Standards (IFRS), net income for the three months ended March 31, 2010 was $8.6 million or $0.09 per share, compared with a loss of ($1.6 million) or ($0.04) per share during the same period in 2009. Net income is largely impacted by changes to the company’s fair value of properties and are reported as valuation gains or losses under IFRS.

Last week, shareholders of BPO Properties approved the company’s proposal to create Canada’s pre-eminent office real estate investment trust (REIT) named Brookfield Office Properties Canada. The transaction closed on May 1 and units of Brookfield Office Properties Canada will begin trading on the Toronto Stock Exchange under the symbol “BCR.UN” on May 5, following the delisting of the common shares of BPP. BPO Properties will continue to file interim and annual financial reports as the preferred shares of the company continue to be listed on the Toronto Stock Exchange.

The BPO Properties results in this press release and all future results of Brookfield Office Properties Canada will be reported under IFRS. Historical results have been restated to IFRS for comparison purposes. A reconciliation of the results as reported in Canadian GAAP has been included in the company’s supplemental information package available at:
 www.brookfieldofficepropertiescanada.com.

Funds from operations (“FFO”) was $26.4 million or $0.30 per share for the three months ended March 31, 2010, compared with $28.7 million or $0.31 per share during the same period in 2009.

Commercial property net operating income for the first quarter of 2010 was $50.9 million, compared with $42.6 million during the first quarter of 2009.

The company’s portfolio occupancy rate finished the quarter at 98.5% versus 98.6% at the end of last quarter. When including Bay Adelaide Centre which is considered an operating property under IFRS, portfolio occupancy at the end of the quarter would be 96.8%.

OPERATIONS REVIEW

Leased 405,000 square feet of space at an average net rent of $32 per square foot, which represents a 10% improvement versus the average expiring net rent of $29 on this space in the quarter. Renewals represent 58% of the total with new leases representing the remainder. Highlights include:

Toronto – 251,000 square feet
•	A 15-year, 107,000-square-foot lease renewal with National Bank of Canada at Exchange Tower
•	A new 10-year, 60,000-square-foot lease with Thomson Reuters at Bay Adelaide Centre
•	A new 10-year, 17,000-square-foot lease with Barclays Bank PLC at Bay Adelaide Centre
•	A new 5-year, 15,000-square-foot lease with Sandfire Securities at First Canadian Place

Calgary – 146,000 square feet
•	A new 12-year, 39,000-square-foot lease with RBC Dominion Securities Inc. at Bankers Hall
•	A 5-year, 31,000-square-foot lease renewal with Rogers Wireless Inc. at Altius Centre
•	A 4-year, 20,000-square-foot lease renewal with Encana Corporation at Bankers Hall

Other markets – 8,000 square feet

HIGHLIGHTS OF THE FIRST QUARTER

Extended the maturity of the $389 million construction loan at Bay-Adelaide Centre for one year. The loan bears interest at Bankers Acceptance plus 135 basis points and matures in July 2011. This is the first extension option that the company can exercise with a second one-year option available upon achieving certain leasing criteria.

OUTLOOK
“Fundamentals in our biggest market, Toronto, are beginning to trend upward and rents are starting to grow,” stated Tom Farley, CEO of Brookfield Office Properties Canada. “We are excited to move the company forward as Canada’s premier office REIT.”

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Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and FFO on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to valuation adjustments and deducting financing, general and administrative, depreciation and amortization, valuation adjustments and income tax expenses. The company defines FFO as net income prior to extraordinary items, one-time transaction costs, depreciation and amortization, valuation adjustments, future income taxes and certain other non-cash items. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release.  The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure.  Net operating income and FFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although the company believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies adopted under IFRS; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the company’s Annual Information Form under the heading “Business of BPO Properties Ltd. – Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Distribution/Dividend Declaration
Brookfield Office Properties Canada announced a distribution of $0.08 per Trust Unit payable on June 15, 2010 to holders of Trust Units of record at the close of business on May 31, 2010.

The Board of BPO Properties also declared dividends on BPP preferred shares series G, J and M, payable August 14, 2010 to shareholders of record at the close of business on July 30, 2010, for the period May 14, 2010 to August 13, 2010. The dividend per preferred share is to be computed in accordance with the terms of the shares.

Supplemental Information
Investors, analysts and other interested parties can access the company’s Supplemental Information Package at www.brookfieldofficepropertiescanada.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada’s portfolio is comprised of interests in 19 premier office properties totaling 14 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com

BPO Properties Ltd. Profile
BPO Properties Ltd., wholly-owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in commercial properties totaling 22 million square feet. For more information, visit www.bpoproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 416.359.8593; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEETS

(Cdn Millions)	March 31, 2010	December 31, 2009

Assets
Investment properties
Commercial properties	$3,083.1	$3,056.2
Commercial developments	129.4	154.6
Investment in unconsolidated joint venture	78.6	78.3
Loan receivable	85.0	85.0
Tenant receivables and other assets	40.3	41.3
Cash and cash equivalents	47.8	51.6
	$3,464.2	$3,467.0

Liabilities
Commercial property debt	$1,365.1	$1,370.6
Accounts payable and other liabilities	100.9	97.6
Future income tax liability	293.6	293.1
Shareholders’ equity	1,704.6	1,705.7
	$3,464.2	$3,467.0

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31
(Cdn Millions, except per share amounts)	2010	2009

Commercial property operations
Revenue	$93.7	$77.7
Operating expenses	42.8	35.1
	50.9	42.6
Loans and investment income	1.1	1.9
	52.0	44.5
Expenses
Interest	13.8	8.3
General and administrative	6.8	5.3
Income before valuation adjustments, taxes and other	31.4	30.9
Valuation adjustments	(15.5)	(30.0)
Depreciation and amortization	(0.3)	(0.4)
Income taxes	(7.9)	(3.2)
Income (loss) before unconsolidated joint-venture	7.7	(2.7)
Earnings from unconsolidated joint-venture	0.9	1.1
Net income (loss)	$8.6	$(1.6)
Net income (loss) per share	$0.09	$(0.04)

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended March 31
(Cdn Millions, except per share amounts)	2010	2009
Net income	$8.6	$(1.6)
Valuation adjustments
Consolidated	15.5	30.0
Unconsolidated joint-venture	2.2	6.5
Depreciation and amortization	0.3	0.4
Future income taxes (1)	(0.2)	(6.6)
Funds from operations	26.4	28.7
Preferred share dividends	(1.2)	(2.1)
Funds available to common shareholders	25.2	26.6
Weighted average shares outstanding	85.0	85.0
Funds from operations per share	$0.30	$0.31

(1)	Includes future income taxes (recovery) of the equity accounted investment of $0.2 million and ($3.9 million) for the three months ended March 31, 2010 and 2009, respectively.

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended March 31
(Cdn Millions)	2010	2009
Revenue from continuing operations (1)	$93.7	$77.7
Operating expenses	(42.8)	(35.1)
Net operating income	$50.9	$42.6
(1)Including fee income

SELECTED BROOKFIELD OFFICE PROPERTIES CANADA SUPPLEMENTAL INFORMATION

Pro forma BCR funds from operations (“FFO”) per unit for the three months ended March 31, 2010:

(Cdn Millions, except per share amounts)	BPO Properties Ltd.	Canadian Fund Exclusion	Brookfield Place Interest	Other (1)	Consolidated BCR

Net operating income
Commercial property	$50.9	$(4.7)	$12.3	$(5.7)	$52.8
Loans and investment income	1.1	-	-	-	1.1
	52.0	(4.7)	12.3	(5.7)	53.9
Expenses
Interest	13.8	(1.4)	5.5	3.4	21.3
General and administrative	6.8	-	-	(3.0)	3.8
	31.4	(3.3)	6.8	(6.1)	28.8
Current income taxes	(8.3)	-	-	8.3	-
FFO from unconsolidated joint-venture	3.3	(3.3)	-	-	-
Funds from operations	26.4	(6.6)	6.8	2.2	28.8
Preferred dividends	(1.2)			1.2	-
FFO available to unitholders	$25.2	$(6.6)	$6.8	$3.4	$28.8
FFO per unit	$0.30				$0.31
(1)Refer to BPO Properties Management Proxy Circular dated March 22, 2010 (Appendix H) for details of these adjustments